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September 9, 2014

VIA EDGAR TRANSMISSION

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             INC Research Holdings, Inc. Amendment No. 1
to Draft Registration Statement on Form S-1
Submitted August 25, 2014 (CIK No. 0001610950)

Dear Mr. Spirgel:

On behalf of our client, INC Research Holdings, Inc., a Delaware corporation (the “Company”), we are confidentially submitting herewith electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001610950) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 4, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

Our Market, page 2

1.                                We note your response to comment 10, and the support materials provided supplementally to the staff. The support for your estimated penetration rate by 2018 appears to indicate a 37% penetration rate rather than the 46% you cite in the concluding sentence of “Trends in late-stage clinical development outsourcing” on page 2. Please advise or revise.

The Company acknowledges the Staff’s comment and has supplementally provided support materials to the Staff indicating an estimated penetration rate of 46% by 2018.

2.                                We note your response to comment 10 and the revisions at pages 2 and 93. Please revise further to indicate that all the various management estimates you disclose are based on industry sources, including analyst reports, and management’s knowledge.

The Company acknowledges the Staff’s comment and has revised the disclosure on page ii in response to the Staff’s comment.

Non-GAAP Financial Measures, page 56

3.                                In response to comment 19, you disclose that Adjusted EBITDA and Adjusted Net Income are used by management and the board for the same purpose: “to evaluate [y]our core operating results as it excludes certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business.” Please clarify how the measures differ and why management and the board use both measures to evaluate your core operating results. Also explain why, as you reduce your debt, you expect Adjusted Net Income (but not Adjusted EBITDA) “will increasingly become more important for our Board in establishing incentive compensation and for our investors as the measure of our operating performance on a period-to-period basis.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 in response to the Staff’s comment to clarify how Adjusted EBITDA and Adjusted Net Income differ and why management and the board use both measures to evaluate the Company’s core operating results.

The Company respectfully advises the Staff that because Adjusted Net Income includes certain items, such as depreciation, interest expense and adjusted taxes, that are otherwise excluded from Adjusted EBITDA, the Company believes that it provides additional insight into the core operating results with respect to the impact of these items. Further, EBITDA and Adjusted EBITDA are key metrics for management and investors to evaluate the Company’s performance taking into account the Company’s significant levels of interest expense and to measure the Company’s ability to fund its debt obligations. The Company expects that the impact of items such as interest expense will be less significant as the Company continues to reduce its debt, and accordingly, Adjusted EBITDA may become less meaningful while Adjusted Net Income, which does not exclude interest expense, may become a more meaningful performance metric for the Company and for investors.  The Company has revised its disclosure on page 56 in response to the Staff’s comment with such explanation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

New Business Awards and Backlog, page 66

4.                                We note your responses to comments 16 and 21. As previously requested, please disclose the nature and amount of your contracts awarded but not yet signed that are included in your firm backlog orders. Refer to Regulation S-K Item 101(c)(1)(viii).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company only includes in its backlog firm orders represented by signed contracts or written commitments.  In order for written commitments to be included in the Company’s backlog, (i) the customer must have received appropriate internal funding approval, (ii) the project(s) must not be contingent on another trial or event, (iii) the project must be expected to commence within the next 12 months and (iv) the customer must intend to enter into a comprehensive contract as soon as practicable.  The Company has revised its disclosure on page 66 in response to the Staff’s comment to remove references to letters of intent, which are not used by the Company to compute backlog, and to further clarify the nature of the contracts and written commitments included in backlog as firm orders in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Financial Statements for the Year ended December 31, 2013

Note 10. Income Taxes, pages F-41

5.                                We note your response to comment 34. Please expand to disclose that the potential repatriation of the 2013 foreign earnings resulted from your initiative to reduce your overall level of long-term debt with such earnings.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-41 in response to the Staff’s comment.

Financial Statements for the Quarter Ended June 30, 2014

Note 2. Financial Statement Details, Goodwill and Intangibles, pages F-58 and F-59

6.                                Please disclose the revised useful lives of your different classes of intangible assets subject to amortization.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-60 in response to the Staff’s comment.

Note 10. Income Taxes, page F-74

7.                                Please tell us in detail the negative and positive evidence you considered and how you considered such evidence in concluding that “it was more likely than not that a majority of the foreign deferred tax assets will be realized through future taxable income.” Include in your response how you considered ASC 740-10-30-18 and 23, ASC 740-10-55-39 through 55-48, and ASC 740-210-55-159 through 55-164. If applicable, expand your MD&A on page 72 to discuss how your tax-planning strategies supported your conclusion that it was more likely than not that your foreign deferred tax assets will be realizable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it evaluated the positive and negative evidence available in assessing the need for its existing valuation allowance against certain foreign deferred tax assets in the United Kingdom (“UK”) as required by FASB ASC 740-10-30. At June 30, 2014, management concluded that it was more likely than not that a majority of the foreign deferred tax assets recorded in the UK will be realized.

The following factors were considered in reaching this conclusion:

Positive Evidence

•                  Cumulative pre-tax book income over the last three years in the UK, with positive income in 2013 and 2014;

•                  The deferred tax assets are primarily NOL carryforwards, which do not expire in the UK;

•                  Changes to the UK research and development incentive regulations in 2013 increased taxable income in 2013, resulting in an acceleration in the utilization of NOL carryforwards;

•                  The Company’s initiative to reduce overall levels of long-term debt should result in an increase to taxable income generated in the UK and an acceleration in the utilization of NOL carryforwards; and

•                  Continued forecasted profits in the UK supported by the long-term nature of sponsor agreements as reflected in the Company’s backlog.

Negative Evidence

•                  The Company has a cumulative pre-tax book loss on a consolidated basis for financial reporting purposes.

•                  The UK was in a cumulative three-year pre-tax book loss position prior to December 31, 2013.

The discussion below explains each of these factors in more detail.

Positive Evidence

The following four possible sources of taxable income outlined in ASC 740-10-30-18 were considered to realize a tax benefit for UK deductible temporary differences and carryforwards:

a)             Future reversals of existing taxable temporary differences:

The Company has no significant existing taxable temporary differences expected to reverse.

b)             Future taxable income exclusive of reversing temporary differences and carryforwards:

The evaluation of the amount of net deferred tax assets expected to be realized necessarily involves forecasting the amount of taxable income that will be generated in future years. The Company has forecasted future results for its UK operations using estimates management believes to be reasonable, which are based on objective evidence such as the Company’s positive earnings history over the last three years, the effects of the Company’s initiatives to reduce the overall level of long-term debt in the UK, utilization of NOLs due to a change to the UK research and development incentive and the expected positive effects of long-term sponsor contracts.  Additionally, carryforward tax losses do not expire in the UK. Accordingly, the Company believes it has sufficient positive evidence.

c)              Taxable income in prior carryback year(s) if carryback is permitted under the tax law:

Carryback losses are not available in the UK and therefore not a source of future taxable income.

d)             Tax Planning Strategies:

Potential tax planning strategies were considered; however, management has not identified any prudent or feasible strategies to implement at this time.

Negative Evidence

Cumulative losses in recent years:

The Company has a cumulative pre-tax book loss on a consolidated basis for financial reporting purposes.  However, the consolidated losses have not affected the Company’s ability to realize deferred tax assets in the UK and management gave greater weight to its UK jurisdictional analysis.  Prior to December 31, 2013, cumulative losses in the UK resulted in negative evidence which precluded the Company from being able to realize the benefits of its deferred tax assets.  The cumulative pre-tax income from the previous twelve quarters and expected cumulative pre-tax income for the three years 2012-2014 continued a positive trend of cumulative pre-tax book income.  Management believes that the Company has demonstrated an ability to utilize the deferred tax assets recorded in the UK.  Management believes that these factors do not represent significant negative evidence as discussed in ASC 740-10-30-21 and thus should be weighed against the positive evidence available.

Conclusion

Based on the sufficient weight and character of the positive evidence and the lack of significant negative evidence in the analysis for the quarter ended June 30, 2014, the Company reversed $24.4 million of the valuation allowance on foreign deferred tax assets.

As discussed above, management considered ASC 740-10-30-18 and 23, and ASC 740-10-55-8 and 9.  Management did not identify tax planning strategies as a source of future taxable income in its analysis.  As directed by ASC 740-10-55-8, since there is evidence of sufficient sources of taxable income to eliminate any need for a valuation allowance, it is not necessary to consider other sources (such as tax planning strategies).  Therefore, management did not consider ASC 740-10-55-39 through 55-48, and ASC 740-210-55-159 through 55-164, which all relate to the use of tax planning strategies as a source of future taxable income.  Accordingly, the Company does not believe further discussion in our MD&A regarding tax planning strategies is warranted.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:                                Christopher L. Gaenzle, Esq.

Chief Administrative Officer, General Counsel and Secretary

INC Research Holdings, Inc.